Exhibit (a)(1)(XX)

Royalty Pharma Increases Offer to Acquire Elan to $13.00 Per Share in Cash Plus a Contingent Value Right of Up to $2.50 Per Share

CVR Allows Shareholders to Participate in Tysabri Royalty Upside for all Indications and Cash Flows, Pre- and Post-Patent Expiration

Offer Represents Premium of 56% to 97% to Elan’s Undisturbed Enterprise Value

Royalty Pharma’s Offer Will Lapse if Shareholders Approve Any Resolutions at Elan’s
Extraordinary General Meeting

NEW YORK – June 7, 2013 - Royalty Pharma today announced, pursuant to Rule 2.5 of the Irish Takeover Rules (the “Announcement”), a firm intention to further increase its offer for Elan Corporation, plc (NYSE: ELN) to $13.00 per share in cash plus a contingent value right (“CVR”) worth up to $2.50 per share. The CVR, based on feedback from Elan Shareholders, enables participation in the future upside of Tysabri including approval in secondary progressive multiple sclerosis and the achievement of certain sales milestones that are detailed further in section five of the Announcement which is available at www.royaltypharma.com.

“While Elan’s Board and Management team appear to be solely focused on what we perceive to be increasingly desperate attempts to fend off Royalty Pharma’s highly compelling offer, we have been carefully listening to shareholders and are pleased to revise our offer today based on their feedback,” said Pablo Legorreta, Chief Executive Officer of Royalty Pharma. “Our increased offer gives shareholders certainty and immediate, full value for their shares. It also now allows them to realize continued upside from the Tysabri Royalty through the CVR structure. Approving Elan’s purely defensive transactions at the upcoming EGM will force Royalty Pharma to withdraw its offer and leave shareholders invested in a company with an uncertain future overseen by a Board with no track record of creating shareholder value, so we urge shareholders to oppose those proposals and tender in favor of our offer.”

With the revised offer, Royalty Pharma is now offering a compelling upfront cash value of $4.9 billion for Elan’s Tysabri Royalty (or $6.2 billion including the maximum aggregate amount payable under the CVRs), a 52% to 92% premium to the $3.25 billion at which Royalty Pharma believes Elan sold approximately half of its interest in Tysabri to Biogen. The aggregate amount payable under the Further Increased Offer of $13.00 up to $15.50 (including the maximum aggregate amount payable under the CVRs) represents a premium of 56% to 97% to the Undisturbed Elan Enterprise Value.

The consideration is not conditional on due diligence. Royalty Pharma also stated again that it will waive down the Acceptance Threshold to 50% plus one share if all other conditions to the Further Increased Offer are satisfied, fulfilled or, to the extent permitted, waived.

Pursuant to the terms of the Further Increased Offer, Elan Shareholders will receive $13.00 in cash and one CVR for each Elan Share (including each Elan Share represented by an Elan ADS) that they hold. Each CVR will represent the contractual right to receive additional cash payments upon the achievement of certain payment events (in aggregate the “CVR Payment Events”) as follows:

•
“First CVR Payment Event”: the receipt of approval by the FDA, on or prior to December 31, 2017, of the addition of the following language, or substantively identical language, to the “Indications and Usage” section of the Tysabri “Prescribing Information” (otherwise known as the “label”): to slow or delay "the accumulation of disability not related to relapses in subjects with secondary progressive multiple sclerosis (SPMS)”. The quoted language is taken from the publicly disclosed description of the primary endpoint of Biogen Idec's ASCEND Phase III clinical trial with Tysabri in SPMS; see http://www.clinicaltrials.gov/ct2/show/NCT01416181?term=NCT01416181&rank=. This language represents an expanded label for Tysabri compared to the current label which has the language "As monotherapy for the treatment of patients with relapsing forms of multiple sclerosis to delay the accumulation of physical disability and reduce the frequency of clinical exacerbations".

•
“Second CVR Payment Event”: the achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of the CVR Agreement and ending on or before December 31, 2015, as reported in the Biogen Reports, greater than or equal to US$2,600,000,000.

•
“Third CVR Payment Event”: the achievement of worldwide Net Sales of Tysabri in any four full consecutive Calendar Quarters commencing after the date of this Agreement and ending on or before December 31, 2017, as reported in the Biogen Reports, greater than or equal to US$3,100,000,000.

For clarity, neither the Second CVR Payment Event nor Third CVR Payment Event is dependent on FDA Approval; both the Second CVR Payment Event and the Third CVR Payment Event are dependent solely on sales.

ROYALTY PHARMA URGES SHAREHOLDERS TO VOTE AGAINST ALL ITEMS ON THE
AGENDA AT ELAN’S EGM ON JUNE 17, 2013

LEADING PROXY ADVISORY FIRMS ISS AND GLASS LEWIS HAVE RECOMMENDED THE
SAME

Earlier this week, Institutional Shareholder Services (“ISS”) and Glass Lewis, two leading independent proxy advisory services, recommended that Elan shareholders vote “against” all items on the agenda at Elan’s upcoming EGM. In its report, ISS stated that “in aggregate, the inconsistent management of cash return to shareholders, the timeframe over which the Theravance, AOP Orphan and Newbridge transactions were negotiated, and the lack of a fiduciary out in the Theravance transaction, don’t readily support a conclusion that this was a coherent process designed to create shareholder value. On the contrary, what they suggest is that the process may have been driven, instead, by the desire to avoid a takeover by Royalty Pharma.” In its report, Glass Lewis cited a "lack of financial justification" for each of the transactions proposed by Elan.

Similarly, Royalty Pharma believes there to have been no strategic coherence to the Theravance Transaction or the Other Transactions announced by Elan on May 20, 2013. Instead, Elan has undertaken what Royalty Pharma considers to be a frenetic jumble of value destructive acquisitions, dispositions, minority investments, share repurchases, share issuances, debt redemptions and debt issuances in what Royalty Pharma regards as an obvious attempt to fend off Royalty Pharma’s increased offer.

ROYALTY PHARMA’S OFFER WILL LAPSE IF ANY OF THE RESOLUTIONS ARE APPROVED BY ELAN SHAREHOLDERS AT THE ELAN EGM
Royalty Pharma believes that the Elan board of directors has failed to maintain an appropriate balance between supporting management’s acquisition plan and their fiduciary responsibilities to Elan shareholders in respect of Royalty Pharma’s Offer.

Royalty Pharma believes that the public disclosure on the Theravance Transaction also suggests that the transaction was pursued in haste and without critical confidential information that could significantly impair the value of the assets. Despite the apparent lack of information, the Elan board of directors agreed to recommend the Theravance Transaction to Elan shareholders with no “fiduciary out” to change its recommendation, meaning the Elan board of directors must recommend the Theravance Transaction even if, for example, the value of the acquired assets is impacted by material adverse changes. Accordingly, Royalty Pharma believes that the Elan board of directors has compromised its ability to freely advise Elan shareholders with respect to the Theravance Transaction.

A copy of the Announcement is available at www.royaltypharma.com.

Definitions used in the Announcement have the same meaning when used in this announcement, unless the context requires otherwise.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove, BofA Merrill Lynch, together with its affiliate Merrill Lynch International, and Groton Partners are acting as financial advisors to Royalty Pharma.

Further information relating to the Further Increased Offer, including all announcements issued by or on behalf of Royalty Pharma, is available at www.royaltypharma.com.

ENQUIRIES
Royalty Pharma
Pablo Legorreta
George Lloyd
Tel: +1 212 883 2275

J.P. Morgan (financial adviser)
Henry Gosebruch (New York, Tel: +1 212 270 6000)
Dwayne Lysaght / James Mitford / Christopher Dickinson (London, Tel: +44 (0) 20 7742 4000)

BofA Merrill Lynch (financial adviser)
Philip Noblet / Peter Luck / Geoff Iles (London, Tel: +44 (0) 20 7996 1000)

Abernathy MacGregor (PR adviser)
Tom Johnson / Chuck Burgess
Tel: +1 212 371 5999

Maitland (PR adviser)
Tom Buchanan
Tel: +44 (0) 20 7379 5151

Mackenzie Partners (Information Agent)
Daniel Burch ((cell) + 1 516 429 2722)
Charles A. Koons ((cell) + 1 917 545 4523)
Robert C. Marese ((cell) + 1 917 751 4085)
Tel: + 1 212 929 5500 (Collect) or +1 800 322 2885 (Toll Free)

FURTHER INFORMATION
This announcement is not intended to, and does not, constitute or form part of (1) an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, or (3) the solicitation of any vote or approval in any jurisdiction, pursuant to this announcement or otherwise.

The distribution of this announcement in, into, or from, certain jurisdictions other than Ireland, the United Kingdom and the United States may be restricted or affected by the laws of those jurisdictions. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore persons who receive this announcement (including without limitation nominees, trustees and custodians) and are subject to the laws of any jurisdiction other than Ireland, the United Kingdom and the United States who are not resident in Ireland, the United Kingdom or the United States will need to inform themselves about, and observe any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction.

Additional Notice to US Investors
This announcement is for informational purposes only and is not intended to, and does not, constitute or form part of any offer (including the Offer), invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of, any securities, or the solicitation of any vote or approval in any jurisdiction, nor will there be any acquisition or disposition of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation.

This announcement is not a substitute for the Further Revised Offer Document and the Further Revised Acceptance Documents or any other document that Royalty Pharma has filed and may file with the Securities and Exchange Commission (“SEC”) (including the Original Offer Document) in connection with the Offer. ELAN STOCKHOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FURTHER INCREASED OFFER. Any such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to any of the persons listed above.

The Offer is and will be made in the United States pursuant to the US Exchange Act subject to certain exemptive relief which has been granted in respect of the Offer by the SEC and otherwise in accordance with the requirements of the Irish Takeover Rules. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that may be different from those typically applicable under U.S. domestic tender offer procedures and law. In addition, the Original Offer Document, the Further Revised Offer Document and any other documents relating to the Offer have been or will be prepared in accordance with the Irish Takeover Rules and Irish disclosure requirements, format and style, all of which may differ from those in the United States.

Elan is incorporated under the laws of Ireland. Some of the directors of Elan are resident in countries other than the United States. As a result, it may not be possible for United States holders of Elan Stock to effect service of process within the United States upon Elan or such directors of Elan or to enforce against any of them judgements of the United States predicated upon the civil liability provisions of the federal securities laws of the United States. It may not be possible to sue Elan or its officers or directors in a non -US court for violations of US securities laws. In addition, US holders of Elan Stock should be aware that, if Royalty Pharma elects to proceed pursuant to a scheme of arrangement (as described in the Original Offer Document and to be described in the Further Revised Offer Document), the federal securities laws of the United States may not be applicable.

Additional Information
Any response in relation to the Further Increased Offer (including any acceptance thereof) should be made only on the basis of the information contained in the Further Revised Offer Document, the Further Revised Acceptance Documents or any other document by which the Further Increased Offer is made.

Royalty Pharma reserves the right, with the consent of the Irish Takeover Panel to elect to implement the acquisition of Elan by way of court-approved scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland.

Responsibility Statements
The directors of Royalty Pharma accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Royalty Pharma in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Royalty Pharma to verify this information). To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management accepts responsibility for the information contained in this announcement, save that the only responsibility accepted by the managing member of RP Management in respect of the information in this announcement relating to Elan, the Elan Group, the Board of Elan and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the managing member of RP Management to verify this information). To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this announcement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

BofA Merrill Lynch, together with its affiliate Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of BofA Merrill Lynch or its affiliates or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the matters described in this announcement and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Further Increased Offer or any other matters referred to in this announcement.

Forward-looking Statements
This announcement may include certain “forward looking statements” with respect to the business, strategy and plans of Royalty Pharma and its expectations relating to the Further Increased Offer and Elan’s future financial condition and performance. Statements that are not historical facts, including statements about Elan or Royalty Pharma or Royalty Pharma’s belief and expectation, are forward looking statements. Words such as “believes”, “anticipates”, “estimates”, “expects”, “intends”, “aims”, “potential”, “will”, “would”, “could”, “considered”, “likely”, and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon future circumstances that may or may not occur.

Examples of such forward looking statements include, but are not limited to, statements about expected benefits and risks associated with the Further Increased Offer; projections or expectations of profit attributable to shareholders; anticipated provisions or write-downs, economic profit, dividends, capital structure or any other financial items or ratios; statements of plans, objectives or goals of Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements about the future trends in interest rates, liquidity, foreign exchange rates, stock market levels and demographic trends and any impact that those matters may have on Elan, the Elan Group, RP Management or Royalty Pharma following the Further Increased Offer; statements concerning any future Irish, US or other economic environment or performance; statements about strategic goals, competition, regulation, regulatory approvals, dispositions and consolidation or technological or regulatory developments; and statements of assumptions underlying such statements.

Forward looking statements only speak as of the date on which they are made, and the events discussed in this announcement may not occur. Subject to compliance with applicable law and regulation, Royalty Pharma is not under any obligation to update publicly or revise forward looking statements, whether as a result of new information, future events or otherwise.

Rule 8 – Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Elan, all “dealings” in any “relevant securities” of Elan (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by not later than 3.30 pm (Irish time) on the “business day” following the date of the relevant transaction. This requirement will continue until the date on which the Further Increased Offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Elan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Elan by Elan or Royalty Pharma, or by any of their respective “associates” must also be disclosed by no later than 12 noon (Irish time) on the ”business day” following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

No Profit Forecast / Asset Valuations
No statement in this announcement constitutes a profit forecast for any period, nor should any statement be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Royalty Pharma, RP Management or Elan as appropriate. No statement in this announcement constitutes an asset valuation.